June 10, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Jaskot

Re:	Aspen Aerogels, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-195523)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 7,666,667 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (EDT) on Thursday, June 12, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 2, 2014, through the date hereof:

Preliminary Prospectus dated June 2, 2014:

3,186 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.

J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.		By: J.P. MORGAN SECURITIES LLC

By:	/s/ Victoria Hale	BY:	/s/ Yaw Asamoah-Duodu
	Victoria Hale Vice President		Yaw Asamoah-Duodu Managing Director